UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES ACT OF 1934

URECOATS INDUSTRIES INC.
(Exact name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	0-20101 (Commission File Number)	13-3545304 (I.R.S. Employer Identification No.)

Newport Center Plaza 1239 East Newport Center Drive Suite 101 Deerfield Beach, Florida (Address of Principal Executive Offices)	33442 (Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered COMMON STOCK, $.01 PAR VALUE	Name of Each Exchange on Which Each Class is to be registered AMERICAN STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act:

__________________________________________________________
(Title of class)

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The Company's Restated Certificate of Incorporation, as amended from time to time, provides that the total number of shares of stock which the Company shall have the authority to issue is 27,000,000 shares of which 25,000,000 shall be Common Stock of the par value of $.01 per share and of which 2,000,000 shares shall be Preferred Stock of the par value of $1.00 per share.

COMMON STOCK

All of the shares of Common Stock are of one class and do not have any pre-emptive rights. Subject to the preferences and, if applicable, participating rights of the Preferred Stock, holders of shares of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of shares of Common Stock at that time outstanding, subject to prior distribution rights of creditors of the Company and to the preferential right and, if applicable, participating rights, of any outstanding shares of Preferred Stock. The holders of shares of Common Stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders and do not have cumulative voting rights. As a consequence, the holders of a majority of the shares of Common Stock voted in an election of directors can elect all of the directors then standing for election.

The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

THE COMPANY'S PREFERRED STOCK IS NOT BEING REGISTERED. THE FOLLOWING DESCRIPTION IS INCLUDED SOLELY TO REPORT THE PREFERRED STOCK PREFERENCES AS THEY RELATE TO THE COMPANY'S COMMON STOCK:

The Company has designated three separate series of preferred stock as follows:

Series A Convertible Preferred Stock

The Board of Directors designated a series of preferred stock, Series A Convertible Preferred Stock ("Series A Preferred Stock"), $1.00 par value, which had 750,000 shares authorized for issuance. Each share of the Series A Preferred Stock entitles its holder to convert it into .36 shares of Common Stock, as adjusted in the event of future dilution; to receive $1.00 per share in the event of voluntary or involuntary liquidation; to have the same voting rights as the Common Stock; and to share equally in payments of any dividends declared by the Board of Directors. There are presently outstanding and unconverted 62,500 shares of Series A Preferred Stock.

Series B Convertible Preferred Stock

The Board of Directors designated a new series of preferred stock, Series B Convertible Preferred Stock ("Series B Preferred Shares"), effective September 30, 2001, $1.00 par value, and authorized 500,000 shares for issuance. The stated value per each Series B Preferred Share is $5.00, which includes the par value of $1.00 per share. A brief description of some of the terms and conditions of the Series B Preferred Shares are described hereinbelow. The holders of the outstanding Series B Preferred Shares (collectively, the "Holder" and each a "Holder") shall have no voting rights with respect to the Series B Preferred Shares, except as required by law, including but not limited to The General Corporation Law of Delaware, and as expressly provided in the Certificate of Designation. A Holder shall have the right to convert the Series B Preferred Shares into shares of the Company's common stock, $.01 par value per share (as converted, the 'Conversion Shares"), on the terms and conditions set forth in the Certificate of Designation. Subject to the restrictions identified in the Certificate of Designation, any Holder shall be entitled to convert any or all of the Series B Preferred Shares into fully paid and nonassessable restricted shares of Common Stock at the Conversion Rate of 15 shares of restricted Common Stock for each share of Series B Preferred Shares converted at any time on or from time to time after 180 days from the initial date of issuance of the first Series B Preferred Shares are issued provided the Company has the statutory power and authority to issue such restricted shares at the time of conversion. The registered Holders of the outstanding Series B Preferred Shares shall be entitled to receive cumulative dividends at the rate of 4% per annum of the Stated Value per each Series B Preferred Share (the "Dividend"). Such Dividend shall be payable quarterly in arrears on the last day of March, June, September and December of each year, commencing on December 31, 2001 (each of such dates being a "Diviend Payment Date"). Such Dividend shall accrue on each Series B Preferred Share from the date of issuance of such Series B Preferred Shares (with appropriate proration for any partial dividend period) and shall accrue from day-to-day, whether or not earned or declared. Dividend payments made with respect to Series B Preferred Shares may be made in cash when and as declared by the Board of Directors of the Company out of funds legally available therefor. All of the Series B Preferred Shares are issued, outstanding and unconverted, and owned by the Chairman of the Board of the Company.

Series C Convertible Preferred Stock

The Board of Directors designated a new series of preferred stock, Series C Convertible Preferred Stock ("Series C Preferred Shares"), effective January 8, 2002, $1.00 par value, and authorized 750,000 shares for issuance. The stated value per each Series C Preferred Share is $20.00, which includes the par value of $1.00 per share. The holders of the outstanding Series C Preferred Shares have no voting rights with respect to the Series C Preferred Shares, except as required by law, including but not limited to The General Corporation Law of Delaware, and as expressly provided in the Certificate of Designation. A Holder has the right to convert the Series C Preferred Shares according to a conversion ratio into shares of our common stock, $.01 par value per share, on the terms and conditions set forth in our Certificate of Designation. The Conversion Ratio means the number of shares of restricted Common Stock issuable upon conversion of each share of Series C Preferred Shares, which number of shares of Common Stock varies depending upon the number of Series C Preferred Shares purchased. The price per share of Common Stock into which each share of Series C Preferred Shares is convertible is determined at the time of purchase of the Series C Preferred Shares pursuant to a discount formula related to the amount of investment by each investor as set forth in the Certificate of Designation. Once determined, the price per share (of Common Stock into which the Series C Preferred Share is convertible) is divided into the amount paid per share for the Series C Preferred Shares in order to determine the Conversion Ratio and the number of shares of Common Stock issuable upon conversion of each share of Series C Preferred Shares. Subject to the restrictions in our Certificate of Designation, any Holder is entitled to convert any or all of the Series C Preferred Shares into fully paid and nonassessable restricted shares of Common Stock at the Conversion Ratio at any time on or from time to time after 180 days from the initial date of issuance of the first Series C Preferred Share provided we have the statutory power and authority to issue such restricted shares at the time of conversion. We have the right, after a Triggering Event has occurred (as defined below), at our sole option, to (i) redeem all Series C Preferred Shares at the Conversion Ratio for each Series C Preferred Share and (ii) pay to each Holder, to the extent cumulated, if at all, accrued but unpaid dividends on the Series C Preferred Shares. The registered Holders of the outstanding Series C Preferred Shares shall be entitled to receive cumulative dividends at the rate of 4% per annum of the Stated Value per each Series C Preferred Share (the "Dividend"). Such Dividend shall be payable quarterly in arrears on the last day of March, June, September and December of each year, commencing on December 31, 2002 (each of such dates being a "Dividend Payment Date"). Such Dividend shall accrue on each Series C Preferred Share from the date of issuance of such Series C Preferred Shares (with appropriate pro-ration for any partial dividend period) and shall accrue from day-to-day, whether or not earned or declared. Dividend payments made with respect to Series C Preferred Shares may be made in cash when and as declared by the Board of Directors of the Company out of funds legally available therefor.

The Company entered into a Series C Preferred Stock Option Agreement with the Chairman of the Board ("Optionee") on January 8, 2002. Pursuant to and subject to the terms and conditions of the Agreement, the Company granted to the Optionee, the right and option (the "Call Option") to purchase at $20.00 per share (the "Stated Value") on the terms and conditions stated therein all or any part of an aggregate of 250,000 shares of Series C Preferred Shares of the currently authorized and unissued Series C Preferred Shares. The Call Option is exercisable, in whole or in part, during the period commencing with the date on which it was granted and ending on December 31, 2003. The Call Option may be exercised pursuant to the Agreement by written notice to the Company stating the number of Series C Preferred Shares with respect to which the option is being exercised, together with payment in full: (i) in cash or certified check; (ii) securities or other liquidable property; (iii) acknowledgement of cancellation of the Company's indebtedness to the Optionee; or (iv) any combination of the foregoing. Under the Agreement, the Optionee granted to the Company the right and option ("Exercise Demand Right") to require Optionee to exercise a portion of his Call Option up to a maximum aggregate of 250,000 shares of Series C Preferred Shares. This Exercise Demand Right is exercisable by the Company at any time or from time to time during the term that the Call Option, or any part thereof is outstanding, solely to require the Optionee to purchase as much of the Series C Preferred Shares necessary for continuance of the Company's operations during fiscal 2002 and beyond. The Exercise Demand Right will remain outstanding for as long as the Call Option remains outstanding, and to the same extent as the Call Option. If the Optionee elects to exercise his Call Option or we invoke the Exercise Demand Right under the Agreement, then the Optionee will be able to convert the Series C Preferred Shares into Common Stock at a price of $.22 pershare (the price per share was calculated pursuant to the Conversion Ratio formula (described above) on the Date of Grant.

There are presently 217,876 Series C Preferred Shares issued, outstanding, and unconverted, 87,500 subscribed for, and 224,774 available pursuant to a Call Option.

ITEM 2. EXHIBITS.

            None.

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

URECOATS INDUSTRIES INC.
Date: June 10, 2002	By:

Timothy M. Kardok Chief Executive Officer and President